

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 31, 2017

Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary
Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202

Re: **Antero Resources Corporation**
Form 10-K for Fiscal Year Ended December 31, 2015
Response Letter dated January 17, 2017
File No. 1-36120

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 1

Proved Undeveloped Reserves, page 6

1. We have read your response to comment 1. Please expand your disclosure relating to the negative revisions in the previous estimates of your proved undeveloped dry gas reserves attributed to the SEC 5-year development rule to provide the explanation presented in your response under the section "Compliance with Rule 4-10(a)(31)(ii)."

2. Your response to comment 3 indicates you spent $462 million on development costs during 2015 primarily related to drilled but uncompleted wells and properties in the PUD classification at the end of 2014. Please tell us the extent to which any of the proved undeveloped reserves attributable to your drilled but uncompleted wells will remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

<u>Undeveloped Acreage Expirations, page 9</u>

3. We note your response to comment 5 refers to the historical success rate in renewing your leases and identifies certain proved undeveloped reserves attributable to locations that were scheduled to be drilled after lease expiration where the acreage was not held by production. The success rate to date in your lease renewal does not preclude the need to expand your disclosure as the unrisked reserve and acreage figures provided in your response appear to be material in relation to the total proved undeveloped reserves and acreage amounts disclosed as of year-end 2015. Therefore, we re-issue our prior comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources